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                                                                                 Exhibit 99(c)

                        Entergy Louisiana, Inc.
            Computation of Ratios of Earnings to Fixed Charges and
     Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                      Sept
                                                                 1993      1994      1995       1996       1997       1998

Fixed charges, as defined:
Total Interest                                                   136,957   136,444   136,901    132,412    128,900    125,515
  Interest applicable to rentals                                   8,519     8,332     9,332     10,601      9,203     10,547
                                                                -------------------------------------------------------------

Total fixed charges, as defined                                  145,476   144,776   146,233    143,013    138,103    136,062

Preferred dividends, as defined (a)                               40,779    29,171    32,847     28,234     22,103     22,283
                                                                -------------------------------------------------------------

Combined fixed charges and preferred dividends, as defined      $186,255  $173,947  $179,080   $171,247   $160,206   $158,345
                                                                =============================================================
Earnings as defined:

  Net Income                                                    $188,808  $213,839  $201,537   $190,762   $141,757    157,230
  Add:
    Provision for income taxes:
Total Taxes                                                      110,813    63,288   117,114    118,559     98,965    112,021
    Fixed charges as above                                       145,476   144,776   146,233    143,013    138,103    136,062
                                                                -------------------------------------------------------------

Total earnings, as defined                                      $445,097  $421,903  $464,884   $452,334   $378,825   $405,313
                                                                =============================================================

Ratio of earnings to fixed charges, as defined                      3.06      2.91      3.18       3.16       2.74       2.98
                                                                =============================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                    2.39      2.43      2.60       2.64       2.36       2.56
                                                                =============================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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